December 12, 2023

VIA EDGAR

Mr. Kenneth Ellington

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Response to Comments on the Proxy Statement/Prospectus (the “Proxy Statement/Prospectus”) and statement of additional information (“SAI”) filed on Form N-14 on October 24, 2023 for abrdn Income Credit Strategies Fund (the “Acquiring Fund” or “Registrant”) (Securities Act File No. 333-275178).

Mr. Ellington and Ms. Dubey:

This letter responds to comments on the Proxy Statement/Prospectus and SAI with respect to the proposed reorganizations as shown below that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided via telephone with Kenneth Ellington and Patricia Leeson and Louis Rosenbaum of Dechert LLP on November 14, 2023 and Anu Dubey and Patricia Leeson and Louis Rosenbaum of Dechert LLP on November 15, 2023.

Acquired Funds (each, an “Acquired Fund”)		Acquiring Fund
First Trust High Income Long/Short Fund	into	abrdn Income Credit Strategies Fund
First Trust/abrdn Global Opportunity Income Fund

On behalf of the Acquiring Fund, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as in the Proxy Statement/Prospectus and SAI, except as defined herein.

Comments provided on November 14, 2023

Comment 1: Please confirm that the fees presented in the fee table are still current pursuant to Item 3 of Form N-14.

Response: The Registrant so confirms.

Comment 2: Please confirm any potential recoupment of previously waived expenses by the Acquiring Fund is accurately reflected in the pro forma column of the fee table.

Response: The Registrant so confirms.

Comment 3: Please disclose the estimated capital gain distributions, including per share amounts, that are expected to be generated as a result of portfolio transitioning in the “Comparison of the Funds—Leverage” and “Material Federal Income Tax Consequences of the Reorganizations” sections of the Proxy Statement/Prospectus.

Response: The Registrant has added the following after the first paragraph in the “Comparison of the Funds—Leverage” section of the Proxy Statement/Prospectus:

The portfolio de-levering discussed above may result in capital gains or losses, which may have federal income tax consequences. For example, if the de-levering of FSD was completed on September 21, 2023, it is estimated that approximately $16,821,000, or $0.505 per share, in capital losses would have resulted from the sale of portfolio securities ahead of the Reorganization. If the de-levering of FAM was completed on September 21, 2023, it is estimated that approximately $2,261,000, or $0.223 per share, in capital losses would have resulted from the sale of portfolio securities ahead of the Reorganization. The actual tax consequences as a result of portfolio repositioning are dependent on the portfolio composition of each Acquired Fund at the time and market conditions.

The Registrant will also add the following after the first paragraph in the “Material Federal Income Tax Consequences of the Reorganizations—Distribution of Income and Gains” section:

Because the portfolio transitioning to be conducted ahead of each Reorganization is expected to produce capital losses, and each of FAM and FSD have capital loss carryforwards, it is not currently anticipated that either FAM or FSD will have any undistributed investment company taxable income and/or net realized capital gain to distribute.

Comment 4: Please include ten years of Financial Highlights for FSD, FAM and the Acquiring Fund.

Response: The Registrant has revised the Financial Highlights accordingly.

Comment 5: The Staff notes that the Combined Fund expects to sell approximately 99% of FAM’s portfolio following the closing of the reorganization. Please explain in correspondence (i) if these are either planned or forced sales and (ii) why a schedule of investments of FAM modified to reflect the anticipated sale of a portion of the FAM’s portfolio holdings in connection with the reorganization has not been included.

Response: The Registrant notes that these are planned sales of FAM’s portfolio and not forced sales due to the Acquiring Fund’s investment restrictions. The Registrant further determined that a schedule of investments of FAM was not necessary as the reorganization of FAM into the Acquiring Fund will not result in a material change to FAM’s investment portfolio due to the investment restrictions of the Acquiring Fund, since substantially all of the securities held by FAM are eligible to be held by the Acquiring Fund. As a result, a schedule of investments of FAM modified to show the effects of the change is not required and is not included.

Comment 6: Please supplementally provide an analysis supporting the determination of the Acquiring Fund as the accounting survivor with respect to the reorganizations. Please refer to the North American Security Trust, SEC No-Action Letter (pub. avail. Aug. 5, 1994) (“NAST Letter”).

Response: The Registrant has supplementally provided the analysis supporting the determination of the Acquiring Fund as the accounting survivor, attached as Appendix A.

Comments provided on November 15, 2023

Comments applicable to Proxy Statement/Prospectus

Comment 1: With respect to the following question and answer in the Questions and Answers section of the Proxy Statement/Prospectus: “How will the fees and expenses of the Combined Fund compare to those of each Acquired Fund?”, please revise the response to disclose gross total annual operating expense ratios, including interest expense, of each Fund, and, following the consummation of one or both Reorganizations, the gross total annual operating expense ratio, including interest expense, of the Combined Fund. At the Fund’s discretion, the Fund may also disclose net total annual operating expense ratios, including interest expense, of each Fund, and, following the consummation of one or both Reorganizations, the net total annual operating expense ratio, including interest expense, of the Combined Fund. If the Registrant does disclose net total annual operating expense ratios, please also state that the Adviser may recoup any waived expenses.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 2: With respect to the following question and answer in the Questions and Answers section of the Proxy Statement/Prospectus: “How different are the Funds?”, please revise the response to reflect the disclosure under the “Background and Reasons for the Proposed Reorganizations—Board Consideration of the Reorganizations” section of the Proxy Statement/Prospectus which states “that the Acquiring Fund generally invests in lower rated bonds in the high yield sector as compared to FSD, while FAM invests primarily in investment grade bonds.”

Response: The Registrant has revised the disclosure to indicate that FAM currently holds a significant amount in investment grade bonds in response to this comment.

Comment 3: With respect to the following question and answer in the Questions and Answers section of the Proxy Statement/Prospectus: “How different are the Funds?”, please revise the fourth paragraph of the response to refer to “FSD” rather than the “Fund”.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 4: With respect to the following question and answer in the Questions and Answers section of the Proxy Statement/Prospectus: “How different are the Funds?”, please revise the sixth paragraph of the response to refer to “FAM” rather than the “Fund”.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 5: With respect to the following question and answer in the Questions and Answers section of the Proxy Statement/Prospectus: “How different are the Funds?”, please revise the sixth paragraph of the response to reflect the disclosure under the “Background and Reasons for the Proposed Reorganizations—Board Consideration of the Reorganizations” section of the Proxy Statement/Prospectus which states that “FAM invests primarily in emerging markets.”

Response: The Registrant has revised the disclosure in response to this comment.

Comment 6: With respect to the following question and answer in the Questions and Answers section of the Proxy Statement/Prospectus: “Will there be any significant portfolio transitioning in connection with the Reorganizations?”, please confirm if such transfer taxes are expected to be a significant amount from the following sentence of the answer: “To the extent an Acquired Fund has holdings in France, Spain and/or Italy, such countries may impose an additional foreign transfer tax on the transfer of such securities to the Acquiring Fund.” If such transfer taxes are expected to be a significant amount, please disclose the estimates of total costs and per share costs of these taxes and which Fund will bear the costs.

Response: The Registrant notes that the transfer taxes are not expected to be a significant amount. Additionally, in response: “These taxes are in addition to the transaction costs disclosed above and would be borne by the Combined Fund.”

Comment 7: With respect to the following question and answer in the Questions and Answers section of the Proxy Statement/Prospectus: “Will there be any significant portfolio transitioning in connection with the Reorganizations?”, please disclose the portfolio repositioning costs for the Combined Fund as a percentage of the Combined Fund’s securities or assets and the estimated cost of this transitioning in dollars.

Response: The Registrant has revised the disclosure in response to this comment by adding the following sentences:

Based on the FSD and FAM holdings as of September 21, 2023, the Combined Fund expects to sell approximately 99% of FAM’s portfolio following the closing of the Reorganization. If the Reorganization of FAM only was completed on September 21, 2023, the expected cost to sell 99% of FAM’s holdings following the closing of the Reorganization, which is estimated to equal 7.7% of the Combined Fund’s portfolio, would be approximately $315,300 (or 0.04% of the estimated NAV of the Combined Fund as of September 21, 2023) or $0.0026 per share.

Comment 8: Under the “Proposals—Synopsis” section of the Proxy Statement/Prospectus, please disclose (i) the portfolio transitioning transaction costs in dollars and as a percentage of each Fund’s assets to be borne by each Acquired Fund and Combined Fund with respect to transaction costs of de-levering and portfolio repositioning of the Combined Fund and (ii) any significant tax impact of repositioning, including an estimate of any capital gain distributions that could be triggered by the sales of each Acquired Fund and the Combined Fund.

Response: The Registrant has revised the disclosure in response to this comment by replacing the first three paragraphs on page 7 with the following:

Each Acquired Fund is required to pay back its outstanding leverage in connection with the closing of the Reorganization. It is anticipated that approximately 26% of FSD’s holdings and approximately 20% of FAM’s holdings will be sold by such Acquired Fund before the closing of the Reorganization in order to pay back each Acquired Fund’s outstanding leverage. This portfolio transition may take a significant amount of time and result in the Acquired Fund holding large amounts of uninvested cash. As a result, there may be times when an Acquired Fund is not pursuing its investment objective or is not being managed consistent with its investment strategies. This may impact each Acquired Fund’s performance. As of September 21, 2023, the expected costs to de-lever FSD’s portfolio would be approximately $405,000 (or 0.08% of FSD’s NAV as of September 21, 2023) or $0.012 per share. As of September 21, 2023, the expected costs to de-lever FAM’s portfolio would be approximately $33,000 (or 0.04% of FAM’s NAV as of September 21, 2023) or $0.003 per share. The foregoing estimates are subject to change depending on the composition of each Acquired Fund’s portfolio and market circumstances at the time any sales are made.

Following the Reorganization, the Combined Fund expects to realign its portfolio in a manner consistent with its investment strategies and policies, which will be the same as the Acquiring Fund’s strategies and policies. The Combined Fund may not be invested consistent with its investment strategies or the adviser’s investment approach while such realignment occurs. The realignment is anticipated to take approximately one week, based on current market conditions and assuming that the Acquired Funds’ holdings are the same as of September 21, 2023. Sales and purchases of less liquid securities could take longer. Based on the FSD and FAM holdings as of September 21, 2023, the Combined Fund expects to sell approximately 99% of FAM’s portfolio following the closing of the Reorganization. The Combined Fund currently does not expect to sell any of FSD’s portfolio following the closing of the Reorganization. As of September 21, 2023, the expected cost to sell 99% of FAM’s holdings following the closing of the Reorganization, which is estimated to equal 7.7% of the Combined Fund's portfolio, would be approximately $315,300 (or 0.04% of the estimated NAV of the Combined Fund as of September 21, 2023) or $0.0026 per share and would be borne by the Combined Fund.

To the extent there are any transaction costs (including brokerage commissions, transaction charges and related fees) associated with the sales and purchases made in connection with the Reorganizations, these will be borne by the Acquired Fund with respect to the portfolio transitioning conducted before the Reorganizations and borne by the Combined Fund with respect to the portfolio transitioning conducted after the Reorganizations. To the extent an Acquired Fund has holdings in France, Spain and/or Italy, such countries may impose an additional foreign transfer tax on the transfer of such securities to the Acquiring Fund. These taxes are in addition to the transaction costs disclosed above and would be borne by the Combined Fund.

The Registrant respectfully notes that it discloses the tax impact of repositioning in the Synopsis in the fourth paragraph on page 7, which states: “The portfolio transitioning after the Reorganization discussed above may result in capital gains or losses, which may have federal income tax consequences. For example, if the Reorganization of FAM only was completed on September 21, 2023, it is estimated that approximately $10,756,000, or $0.088 per share, in capital losses would have resulted from portfolio transitioning in the Combined Fund following the Reorganization.” The Registrant has revised the disclosure in response to this comment by adding the following at the end of the fourth paragraph on Page 7: “Please see the Question ‘Are the Reorganizations expected to be taxable to the respective shareholders of each Acquired Fund?’ and ‘Board Consideration of the Reorganizations’ and ‘Material Federal Income Tax Consequences of the Reorganizations’ for additional information”.

Comment 9: With respect to the following question and answer in the Questions and Answers section of the Proxy Statement/Prospectus: “Who will pay for the costs associated with each Reorganization?”, please disclose who will pay the estimated costs for each Reorganization following the sentence of the answer: “The expenses of the Reorganizations are estimated to be approximately $589,000 for FSD and approximately $453,000 for FAM.”

Response: The Registrant respectfully notes that immediately preceding the aforementioned sentence, the Proxy Statement/Prospectus discloses that expenses will be borne by First Trust and abrdn. The Registrant has revised the Question and Answer as shown below for clarity.

Q: Who will pay for the costs associated with the Meeting and each Reorganization?

A: aIL and its affiliates and First Trust and its affiliates will bear certain expenses incurred in connection with each Reorganization, except as otherwise disclosed in the proxy statements to Acquired Fund and Acquiring Fund shareholders including portfolio transaction costs and certain taxes, whether or not the Reorganization is consummated. The expenses of the Reorganizations expected to be borne by abrdn and First Trust are estimated to be approximately $589,000 for FSD and approximately $453,000 for FAM. To the extent there are any transaction costs (including brokerage commissions, transaction charges and related fees) associated with the sales and purchases made in connection with the Reorganizations, these will be borne by the applicable Acquired Fund with respect to the portfolio transitioning and de-levering conducted before the Reorganizations and borne by the Combined Fund with respect to the portfolio transitioning conducted after the Reorganizations. In addition, to the extent an Acquired Fund has holdings in France, Spain and/or Italy, such countries may impose an additional foreign transfer tax on the transfer of such securities to the Acquiring Fund. These taxes are in addition to the transaction costs disclosed above and would be borne by the Combined Fund.

Comment 10: Under the “Proposals—Synopsis” section of the Proxy Statement/Prospectus, please add sub-headings to the “Synopsis” section.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 11: Under the “Proposals—Synopsis” section of the Proxy Statement/Prospectus, please disclose why the Combined Fund expects to sell 99% of FAM’s portfolio following the closing of the Reorganization.

Response: The Registrant has revised the disclosure in response to this comment by adding the underlined sentences, which further supplements the disclosure provided in response to comment 8 above:

Based on the FSD and FAM holdings as of September 21, 2023, the Combined Fund expects to sell approximately 99% of FAM’s portfolio following the closing of the Reorganization. The Combined Fund currently does not expect to sell any of FSD’s portfolio following the closing of the Reorganization. The Combined Fund expects to sell approximately 99% of FAM’s portfolio because it consists primarily of emerging market sovereign debt, which the Acquiring Fund’s investment team does not currently believe contributes to the Acquiring Fund’s investment strategy. Although the Acquiring Fund may invest in emerging markets and sovereign debt without limit, the Acquiring Fund currently invests primarily in corporate bonds with just over 50% of its assets in bonds issued in the United States, with the remainder issued internationally, while FAM’s portfolio consists primarily of emerging markets sovereign debt. In addition, the Acquiring Fund’s investment team does not believe that FAM’s portfolio holdings would sufficiently contribute to supporting the Acquiring Fund’s distribution rate, which is higher than FAM’s distribution rate. As of September 21, 2023, the expected cost to sell 99% of FAM’s holdings following the closing of the Reorganization, which is estimated to equal 7.7% of the Combined Fund's portfolio, would be approximately $315,300 (or 0.04% of the estimated NAV of the Combined Fund as of September 21, 2023) or $0.0026 per share and would be borne by the Combined Fund.

Comment 12: In the “Proposals—Background and Reasons for the Proposed Reorganizations” section and “Board Consideration of the Reorganizations” sub-section, please delete “Expense Savings” from the bullet point “Comparison of Fees and Expense Ratios; Expense Savings”.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 13: In the “Proposals—Background and Reasons for the Proposed Reorganizations” section and “Board Consideration of the Reorganizations” sub-section, it is disclosed in the sixth bullet point that “the Board considered comparative expense information for the Funds, including comparisons between the current advisory fee rates and total (net) expense ratios for the Funds and the estimated pro forma advisory fee rate and total (net) expense ratio of the combined fund.” Please disclose whether the Board considered total gross expense ratio for all of the Funds. If not, please disclose why not.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 14: In the “Proposals—Background and Reasons for the Proposed Reorganizations” section and “Board Consideration of the Reorganizations” sub-section, it is disclosed that “In addition, the Board considered the Reorganizations in light of the increased focus by activist investors on the First Trust Fund Complex closed-end fund suite and the significant costs that may be imposed on the Acquired Funds in connection with an activist campaign, including potential litigation costs.” Please disclose why the Board thought reorganizing into a different closed-end fund would address the threat from activist investors.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 15: In the “Proposals—Background and Reasons for the Proposed Reorganizations” section and “Board Consideration of the Reorganizations” sub-section, it is disclosed that “In evaluating the Reorganizations, the Board also considered that First Trust will receive compensation from abrdn in connection with the Purchase Transaction.” Please provide the staff with further information about the terms of the compensation to be received.

Response: As disclosed in the Q&A section under “Why are the Reorganizations being proposed?,” “[o]n October 23, 2023, First Trust Advisors L.P. (“First Trust”), abrdn Inc. and, for the purposes specified therein, abrdn plc., entered into a separate agreement (the “Purchase Agreement”) pursuant to which abrdn Inc. will acquire certain assets related to First Trust’s business of providing investment management services with respect to the assets of each Acquired Fund and certain other registered investment companies (the “Business”) if the Reorganizations are approved, and upon satisfaction or waiver of certain other conditions. More specifically, under the Purchase Agreement, First Trust has agreed to transfer to abrdn Inc., for a cash payment at the closing of the Asset Transfer (as defined below) and subject to certain exceptions, (i) all right, title and interest of First Trust in and to the books and records relating to the Business of the Acquired Fund; and (ii) the goodwill of the Business (the “Asset Transfer”).” The Registrant notes that certain commercial terms of the Purchase Agreement are confidential and proprietary to abrdn plc, abrdn Inc., and First Trust. The Registrant believes, however, that adequate disclosure is provided without disclosure of specific terms of compensation.

The cash payment is an amount tied to the assets of the funds that transfer in the Asset Transfer.

Comment 16: Please disclose the difference of an 80% policy under the “Proposals—Synopsis” section that is disclosed in the “Comparison of the Funds—Principal Investment Strategies” section which states “The Acquiring Fund has an 80% policy, under which it must invest 80% of its Managed Assets in credit obligations and related instruments. The Acquired Funds have no such 80% policy.”

Response: The Registrant has revised the disclosure in response to this comment by adding the following sentences:

“The Acquiring Fund has an 80% policy, under which it must invest 80% of its Managed Assets in credit obligations and related instruments. The Acquired Funds have no such 80% policy.”

Comment 17: Please disclose abrdn or aIL’s ability to recoup expenses and describe the terms of recoupment in footnote 8 of the “Fees and Expenses” table.

Response: The Registrant has revised the disclosure in response to this comment by adding the following sentences to footnote 8:

“The Acquiring Fund or Combined Fund, as applicable, may repay any such reimbursement from aIL, within three years of the reimbursement, provided that the following requirements are met: the reimbursements do not cause the Acquiring Fund or Combined Fund, as applicable, to exceed the lesser of the applicable expense limitation in the contract at the time the fees were limited or expenses are paid or the applicable expense limitation in effect at the time the expenses are being recouped by aIL.”

Comment 18: Under the “Expense Example” section of the Proxy Statement/Prospectus, please delete the following sentence from the Expense Example:

“The example includes Dividends on Preferred Shares for the Acquiring Fund. If Dividends on Preferred Shares for the Acquiring Fund were not included in the example calculation, the expenses for the Acquiring Fund for the 1-, 3-, 5- and 10-year periods in the table above would be as follows (based on the same assumptions as above): $39, $121, $205 and $422.”

Response: The Registrant has revised the disclosure in response to this comment.

Comment 19: Under the “Comparison of the Funds—Principal Risks” section of the Proxy Statement/Prospectus, please identify the substantive differences between principal risks of the Funds.

Response: The Registrant has revised the disclosure below in response to this comment as follows:

The principal risks of the Funds are similar, but include some substantial differences. Although the Funds are subject to similar risks in connection with their investment objectives, their risks materially differ in certain ways on account of certain distinctions in the investment objectives and strategies. ~~For example,~~ FAM is subject to certain risks specific to its holdings in foreign countries, particularly emerging markets, FSD is subject to risk of its long/short investment strategy, and the Acquiring Fund is subject to risks specific to its ability to invest in derivatives, use hedging techniques and invest in senior loans and in second lien or other subordinated loans or debt instruments. Therefore, in the table below and principal risks that follow, you will notice that FAM is subject to certain regional risks to which the other Funds are not subject and that the Acquiring Fund is subject to risks stemming from its potential exposure to loans and various derivative instruments to which the Acquired Funds are not subject. The Acquired Funds and the Acquiring Fund may share similar risks but describe them differently or under a different risk heading – for instance, although “Distressed Debt Risk” is not checked for the Acquiring Fund, the Acquiring Fund may invest in distressed issuers and includes risk disclosure about stressed and distressed issuers under “Credit Risk”. A chart showing the risks applicable to each Fund based on section headings is included directly below. Because the chart categorizes risk heading titles only, it is possible that the descriptions of the risks could encompass broader concepts for one Fund compared to the other or include multiple associated risks under a single heading. Therefore, the description of the risks associated with each heading for each Fund is included below the chart to provide more descriptive information of each risk.

Comment 20: Under the “Comparison of the Funds—Rights of Fund Shareholders” section and Questions and Answers section of the Proxy Statement/Prospectus, please disclose that the Acquiring Fund is subject to the Delaware Control Share Act and has not broadly exempted the acquisition of control shares in its Trust instrument or organizational documents. Please also disclose material provisions of the Delaware Control Share Act, including applicable control share voting thresholds; how voting rights for control shares may be restored; and any exemptions for acquisitions of control shares. Additionally, please disclose the Acquiring Fund’s rationale for not broadly exempting application of the Delaware Control Share Act; the impact on shareholders of these provisions; and whether the Board has considered the Delaware Control Share Act and determined it is in best interests of the Acquiring Fund and its shareholders. Please also disclose that recent federal and state court precedent has held that control share acquisition provisions are not consistent with the 1940 Act.

Response: The Registrant has revised the following disclosure in the “Comparison of the Funds—Rights of Fund Shareholders” section in the Proxy Statement/Prospectus in response to this comment to provide Acquired Fund shareholders additional information regarding the control share acquisition statute (the “Control Share Statute”) contained in Subchapter III of the Delaware Statutory Trust Act following the consummation of one or both Reorganizations as follows:

Summary of Certain Aspects of the Delaware Control Share Statute

~~On August 1, 2022, certain new provisions of Delaware law, applicable to the Acquiring Fund as a Delaware statutory trust, went into effect. Pursuant to these new provisions, shareholders of the Acquiring Fund that acquire ownership of shares equal to or greater than certain thresholds tied to the overall voting interests of the applicable Fund or the voting interests of a class of shares of the applicable Fund may, with respect to certain shares, have limited ability to vote with respect to certain proposals. The first threshold which could trigger these new provisions is ownership of 10% or more of the overall voting interests of the Fund or of a class of shares of the Fund.~~ The Acquiring Fund is subject to the control share acquisition statute (the “Control Share Statute”) contained in Subchapter III of the Delaware Statutory Trust Act (the “DSTA”), which became automatically applicable to listed closed-end funds, such as the Acquiring Fund. The Acquired Funds are not subject to this type of limitation as Massachusetts does not currently have a control share statute applicable to Massachusetts business trusts. Accordingly, the Control Share Statute will have no impact on the Special Meeting.

Following the consummation of one or both Reorganizations, the Combined Fund will be subject to the Control Share Statute. The Control Share Statute provides for a series of voting power thresholds above which shares are considered “control beneficial interests” (referred to here as “control shares”). Once a threshold is reached, an acquirer has no voting rights under the DSTA or the governing documents of the Fund with respect to shares acquired in excess of that threshold (i.e., the “control shares”) unless approved by shareholders of the Fund or exempted by the Board. The Control Share Statute provides procedures for an acquirer to request a shareholder meeting for the purpose of considering whether voting rights shall be accorded to control shares.

Some uncertainty around the general application under the 1940 Act of state control share statutes exists as a result of recent federal and state court decisions that have found that certain control share by-laws violated the 1940 Act.

The Registrant has added the below disclosure under the question and answer “How different are the Funds?” in the Questions and Answers section of the Proxy Statement/Prospectus in response to this comment:

The Acquiring Fund is subject to the control share acquisition statute (the “Control Share Statute”) contained in Subchapter III of the Delaware Statutory Trust Act (the “DSTA”), which became automatically applicable to listed closed-end funds, such as the Acquiring Fund. The Acquired Funds are not subject to this type of limitation as Massachusetts does not currently have a control share statute applicable to Massachusetts business trusts. Please see “Rights of Fund Shareholders” in the Proxy Statement/Prospectus for additional information.

Comment 21: Under the “Comparison of the Funds—Rights of Fund Shareholders” section and Questions and Answers section of the Proxy Statement/Prospectus, please disclose that the Acquired Funds are not subject to Delaware Control Share Statute described in Comment 20 as Massachusetts does not currently have a control share statute applicable to Massachusetts business trusts and also disclose this comparative point in the Questions and Answers section of the Proxy Statement/Prospectus.

Response: Please see the Registrant’s response to Comment 20.

Comment 22: Under the “Comparison of the Funds—Rights of Fund Shareholders” section of the Proxy Statement/Prospectus, please describe material differences in the introductory paragraph that are summarized in the table.

Response: The Registrant has revised the disclosure below in response to this comment as follows:

The below table summarizes a number of provisions of the respective governing documents of the Acquired Funds and the Acquiring Fund, which are in each case subject to any other applicable provision of the governing instruments of the relevant Fund and applicable law. The governing instruments have certain similar provisions, however there are differences that might impact how each Fund is governed. There are certain differences between the matters in which shareholders of the Funds have the right to vote, as highlighted below. Additionally, the Acquired Fund shareholders have voting rights regarding the removal of trustees and the approval of reorganizations or mergers, whereas Acquiring Fund shareholders have no such rights. The Funds are subject to different thresholds regarding termination of the respective Trust (as defined subsequently.) The term “the Trust,” when used in the below table, refers to the applicable Fund.

Comment 23: In the “Additional Information About the Shares of the Funds—Preferred Shares” section of the Proxy Statement/Prospectus, please delete the following sentence:

“The Preferred Shares have been assigned an A2 rating by Moody’s Investors Service.”

Response: The Registrant has revised the disclosure in response to this comment.

Comment 24: In the “Voting Information and Requirements—Broker Non-Votes and Abstentions” section of the Proxy Statement/Prospectus, please delete reference to broker non-votes as they cannot be counted as shares present for quorum purposes in the following sentence:

“Abstentions and broker non-votes, if any, will be included for purposes of determining whether a quorum for an Acquired Fund is present at the Special Meeting and will be treated as shares present at the Special Meeting, but will not be treated as votes cast.”

Response: The Registrant has revised the disclosure in response to this comment.

Comment 25: In the “Voting Information and Requirements—Adjournments” section of the Proxy Statement/Prospectus, please delete the reference to broker non-votes as they cannot be counted as shares present for quorum purposes in the following sentence:

“Unless a proxy is otherwise limited in this regard, any shares present and entitled to vote at a meeting, including those that are represented by broker non-votes, may, at the discretion of the proxies named therein, be voted in favor of such an adjournment or adjournments.”

Response: The Registrant has revised the disclosure in response to this comment.

Statement of Additional Information

Comment 26: Pursuant to Form N-14, please explain how Item 15 through 18 and Item 20 through 23 of Form N-2 are included in the SAI for the Acquired Funds.

Response: The Registrant respectfully notes that this information is incorporated by reference on page 34 under the “Incorporation by reference” section of the SAI.

Comment 27: Under the “Repurchase of Common Shares” section of the SAI, please confirm for the Staff that there are no current plans to engage in repurchases of common shares given the following disclosure: “The Board has authorized repurchases of Common Shares through open market transactions if deemed necessary or desirable in reducing the discount from NAV in the market price of Common Shares, provided that the Fund may not repurchase more than 10% of its outstanding Common Shares in any calendar year.”

Response: The Registrant confirms that there are no current plans to engage in repurchases of common shares.

Comment 28: Under the “Financial statements and supplemental financial information” section of the SAI, please confirm the statement is accurate given that 99% of FAM’s portfolio will be sold after the Reorganization: “The Reorganization will not result in any material changes to each Acquired Fund’s investment portfolio due to the investment restrictions of the Fund.”

Response: The Registrant confirms that the statement is accurate as the reorganization of FAM into the Acquiring Fund will not result in any material changes to FAM’s investment portfolio due to the investment restrictions of the Acquiring Fund, since substantially all of the securities held by FAM are eligible to be held by the Acquiring Fund.

Comment 29: Please confirm that the tax opinion and opinion of counsel filed as an exhibit will be consistent with Staff Legal Bulletin No. 19.

Response: The Registrant so confirms.

*                    *                     *                     *                    *

Please contact the undersigned at 202-261-3360 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Bogle
Thomas C. Bogle

Appendix A

This Appendix A provides supplemental information regarding the Reorganizations and, in particular, the proposed accounting survivor of the Reorganization under the factors set forth in the NAST Letter. For the reasons set forth below, we believe that the Acquiring Fund has been properly designated as the accounting survivor in a manner consistent with the application of the NAST Letter factors. For the purposes of this letter, the Acquiring Fund, as it would exist after the completion of the Reorganization, is referred to as the “Combined Fund.”

1.0	INTRODUCTION

This memorandum discusses Management’s analysis to determine which Fund will be deemed the accounting survivor and tax survivor in the proposed reorganization between the acquired fund (“Target Fund”) and the acquiring fund (“Acquiring Fund “).

Having undertaken a detailed tax, operational and legal diligence, Management has established that each of the abrdn funds are deemed as the legal survivor of the reorganization and under U.S. accounting rules will also be designated as the accounting and performance survivor.

2.0	DETERMINATION OF THE ACCOUNTING/PERFORMANCE SURVIVING FUND

abrdn’s analysis to determine the accounting survivor was based on guidance provided in an SEC No Action Letter from August 5, 1994. In its determination, the below factors were considered.

A reorganization of each of Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund (“MFD”), First Trust High Income Long/Short Fund (“FSD”), First Trust/abrdn Global Opportunity Income Fund (“FAM”) and First Trust Specialty Finance and Financial Opportunities Fund (“FGB”) (each a “Target Fund” and collectively, the “Target Funds”) into a corresponding abrdn Fund (the “Acquiring Fund”).

abrdn Global Infrastructure Fund (“ASGI”) and Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund (“MFD”),

Factor in Determining Accounting Survivor	Surviving Fund – ASGI	Target Fund – MFD	Determination
Identity of the Investment Adviser and Portfolio Management Team	abrdn	First Trust	The combined Fund will be managed by the abrdn portfolio managers of ASGI.
Net Asset Size as of September 29, 2023 ($m)	$481.8	$69.6	The Target Fund has lower AUM, the Surviving Fund’s strategy will be followed post-merger.
Expense Structure

Total Expense ratio 1.62%

abrdn Inc. receives an annual investment advisory fee of 1.35% based on the Fund’s average daily Managed Assets, computed daily and payable monthly. “Managed Assets” is defined as total assets of the Fund, including assets attributable to any form of leverage, minus liabilities (other than debt representing leverage and the aggregate liquidation preference of any preferred stock that may be outstanding).

abrdn Inc. entered into a written contract with the Fund to limit the total ordinary operating expenses of the Fund (excluding leverage costs, interest, taxes, brokerage commissions, acquired fund fees and expenses and any non-routine expenses) from exceeding 1.65% of the average daily net assets of the Fund on an annualized basis for twelve months (the "Expense Limitation Agreement").The Expense Limitation Agreement may not be terminated before March 10, 2024, without the approval of the Fund's trustees who are not “interested persons” of the Fund (as defined in the 1940 Act).

Total expense ratio 1.73% (excluding interest expense)

First Trust is entitled to a quarterly fee calculated at an annual rate of 0.40% of the Fund’s Total Assets up to and including $250 million and 0.35% of the Fund’s Total Assets over $250 million. Total Assets are generally defined as the average daily total asset value of the Fund minus the sum of the Fund’s liabilities other than the principal amount of borrowings. Delaware Investments Fund Advisers (“DIFA”) serves as the Fund’s sub-advisor and manages the Fund’s portfolio subject to First Trust’s supervision. The Fund’s Core Component, which consists primarily of equity securities and equity-like securities issued by infrastructure issuers, is managed by the Global Listed Infrastructure team and, for its portfolio management services, DIFA is entitled to a quarterly fee calculated at an annual rate of 0.60% for that portion of the Fund’s Total Assets. If the Fund’s Total Assets are greater than $250 million, DIFA receives an annual portfolio management fee of 0.65% for that portion of the Fund’s Total Assets over $250 million. The Fund’s Senior Loan Component is managed by the Macquarie High Yield Fixed Income team and, for its portfolio management services, DIFA is entitled to a quarterly fee calculated at an annual rate of 0.60% for that portion of the Fund’s Total Assets.

			The total expenses of the both funds are similar. And the Surviving Fund expense structure will continue post-merger. The total expenses post-merger are estimated at 1.59%

Investment Objectives; Policies; Restrictions Portfolio Composition

The Fund’s investment objective is to seek to provide a high level of total return with an emphasis on current income.

The Fund seeks to achieve its investment objective by investing in a portfolio of income-producing public and private infrastructure equity investments around the world. Under normal circumstances, at least 80% of the Fund’s net assets (plus the amount of any borrowings for investment purposes) will be invested in U.S. and non-U.S. infrastructure-related issuers.

The Fund may invest up to 25% of its holdings in private infrastructure equity investments.

The primary investment objective of the Fund is to provide investors with a high level of total return consisting of dividends and other income, and capital preservation.

The Fund seeks to achieve its investment objective by investing predominantly in the securities of companies that are involved in the management, ownership, and/or operation of infrastructure and utilities assets, and are expected to offer reasonably predictable income and attractive yields. The Fund also invests in senior secured loans generally considered to be high-yield securities.

Both funds have an investment objective to provide a high level of total return and income. ASGI aims to invest up to 25% of its assets in private infrastructure assets. MFD also invests in senior secured loans.

Abrdn will manage the Combined Fund pursuant to the investment strategies of the Acquiring Fund and therefore performance of the Surviving Fund will be historically reported and maintained going forward.

Based on the above factors, abrdn has determined that ASGI is the legal, performance and accounting survivor of the reorganization.

Abrdn Income Credit Strategies Fund (“ACP”) and First Trust/abrdn Global Opportunity Income Fund (“FAM”)

Factor in Determining Accounting Survivor	Surviving Fund – ACP	Target Fund – FAM	Determination
Identity of the Investment Adviser and Portfolio Management Team	abrdn	First Trust	The combined Fund will be managed by the abrdn portfolio managers of ACP.
Net Asset Size as of September 29, 2023 ($m)	$352.7	$65.3	The Target Fund has lower AUM, the Surviving Fund’s strategy will be followed post-merger.
Expense Structure

Total Expense ratio net of waiver, excluding interest expense is 1.99%

management fee at an annual rate of: (i) 1.25% of the Fund’s average daily Managed Assets. Managed Assets is defined in the investment advisory agreement as total assets of the Fund (including any assets attributable to money borrowed for investment purposes, including proceeds from (and assets subject to) reverse repurchase agreements, any credit facility and any issuance of preferred shares or notes) minus the sum of the Fund’s accrued liabilities (other than Fund liabilities incurred for the purpose of leverage).

abrdn Investments Limited has contractually agreed to limit total “Other Expenses” of the Fund (excluding any interest, taxes, brokerage fees, short sale dividend and interest expenses and non-routine expenses) as a percentage of net assets attributable to common shares of the Fund to 0.35% per annum of the Fund’s average daily net assets until October 31, 2024. Effective March 11, 2023 abrdn Investments Limited contractually agreed to limit total “Other Expenses” of the Fund (excluding any interest, taxes, brokerage fees, short sale dividend and interest expenses and non-routine expenses) for twelve months as a percentage of net assets attributable to common shares to 0.25% per annum of Fund’s average daily net assets and then 0.35% per annum of the Fund's average daily net assets thereafter until October 31, 2024.

Total expense ratio, excluding interest expense 1.91%

First Trust is entitled to a monthly fee calculated at an annual rate of 1.00% of the Fund’s Managed Assets." Managed Assets” means the total asset value of the Fund minus the sum of the Fund’s liabilities other than the principal amount of borrowings, if any.

			The expense structure proposed in the merger is that of the Surviving Fund. Abrdn has proposed to keep the expense cap on other expenses from at 25bp for one year post merger.

Investment Objectives; Policies; Restrictions Portfolio Composition

The Fund’s investment objective is to seek to provide total return through a combination of a high level of current income and capital appreciation.

The Fund will seek to achieve its investment objective by investing primarily in a portfolio of high yield corporate bonds of varying maturities and other fixed income instruments of predominantly corporate issuers, including first- and second-lien secured loans (“Secured Loans”). Under normal circumstances, the Fund will invest at least 80% of its Managed Assets (as defined below) in a portfolio of U.S. and foreign bonds, loans and other fixed income instruments, as well as other investments (including derivatives) with similar economic characteristics. The Fund will invest primarily in instruments that are, at the time of purchase, rated below investment grade (below Baa3 by Moody’s Investors Service, Inc. (“Moody’s”) or below BBB- by either Standard & Poor’s Rating Services (“S&P”) or Fitch, Inc. (“Fitch”), or comparably rated by another nationally recognized statistical rating organization (“NRSRO”)), or unrated but judged by the Adviser, to be of comparable quality. “Managed Assets” means the Fund’s total assets, including the assets attributable to the proceeds from any borrowings or other forms of structural leverage (as defined below), minus liabilities other than the aggregate indebtedness entered into for purposes of leverage. The Fund may invest an unlimited amount of its assets in foreign securities that are denominated in U.S. dollars or foreign currencies. The Fund will seek to dynamically adjust and hedge its duration depending on the market opportunities available. Under normal circumstances, the dollar-weighted average portfolio duration of the Fund will generally range between zero and seven years.

The Fund’s primary investment objective is to seek a high level of current income. As a secondary objective, the Fund seeks capital appreciation.

The Fund pursues these objectives by investing its Managed Assets in the world bond markets through a diversified portfolio of investment grade and below-investment grade government and corporate debt securities.

Both funds have an investment objective which includes high current income and capital appreciation. With respect to strategy, both Funds invest in corporate bonds globally.

Abrdn will manage the Combined Fund pursuant to the investment strategies of the Acquiring Fund and therefore performance of the Surviving Fund will be historically reported and maintained going forward.

Based on the above factors, abrdn has determined that ACP is the legal, performance and accounting survivor of the reorganization.

Abrdn Income Credit Strategies Fund (“ACP”) and First Trust High Income Long/Short Fund (“FSD”),

Factor in Determining Accounting Survivor	Surviving Fund – ACP	Target Fund – FSD	Determination
Identity of the Investment Adviser and Portfolio Management Team	abrdn	First Trust	The combined Fund will be managed by the abrdn portfolio managers of ACP.
Net Asset Size as of September 29, 2023 ($m)	$352.7	$408.1	The Target Fund has higher AUM, but the surviving Fund’s strategy will be followed post-merger.
Expense Structure

Total Expense ratio net of waiver, excluding interest expense is 1.99%

management fee at an annual rate of: (i) 1.25% of the Fund’s average daily Managed Assets. Managed Assets is defined in the investment advisory agreement as total assets of the Fund (including any assets attributable to money borrowed for investment purposes, including proceeds from (and assets subject to) reverse repurchase agreements, any credit facility and any issuance of preferred shares or notes) minus the sum of the Fund’s accrued liabilities (other than Fund liabilities incurred for the purpose of leverage).

abrdn Investments Limited has contractually agreed to limit total “Other Expenses” of the Fund (excluding any interest, taxes, brokerage fees, short sale dividend and interest expenses and non-routine expenses) as a percentage of net assets attributable to common shares of the Fund to 0.35% per annum of the Fund’s average daily net assets until October 31, 2024. Effective March 11, 2023 abrdn Investments Limited contractually agreed to limit total “Other Expenses” of the Fund (excluding any interest, taxes, brokerage fees, short sale dividend and interest expenses and non-routine expenses) for twelve months as a percentage of net assets attributable to common shares to 0.25% per annum of Fund’s average daily net assets and then 0.35% per annum of the Fund's average daily net assets thereafter until October 31, 2024.

Total expense ratio, excluding interest expense 1.16%

First Trust is entitled to a monthly fee calculated at an annual rate of 1.00% of the Fund’s Managed Assets. Managed Assets” means the total asset value of the Fund minus the sum of the Fund’s liabilities other than the principal amount of borrowings, if any.

			The expense structure proposed in the merger is that of the Surviving Fund and the estimated expense ratio, net of fee waiver, excluding interest is 1.99%. Abrdn has proposed to keep the expense cap on other expenses from at 25bp for one year post merger.

Investment Objectives; Policies; Restrictions Portfolio Composition

The Fund’s investment objective is to seek to provide total return through a combination of a high level of current income and capital appreciation.

The Fund will seek to achieve its investment objective by investing primarily in a portfolio of high yield corporate bonds of varying maturities and other fixed income instruments of predominantly corporate issuers, including first- and second-lien secured loans (“Secured Loans”). Under normal circumstances, the Fund will invest at least 80% of its Managed Assets (as defined below) in a portfolio of U.S. and foreign bonds, loans and other fixed income instruments, as well as other investments (including derivatives) with similar economic characteristics. The Fund will invest primarily in instruments that are, at the time of purchase, rated below investment grade (below Baa3 by Moody’s Investors Service, Inc. (“Moody’s”) or below BBB- by either Standard & Poor’s Rating Services (“S&P”) or Fitch, Inc. (“Fitch”), or comparably rated by another nationally recognized statistical rating organization (“NRSRO”)), or unrated but judged by the Adviser, to be of comparable quality. “Managed Assets” means the Fund’s total assets, including the assets attributable to the proceeds from any borrowings or other forms of structural leverage (as defined below), minus liabilities other than the aggregate indebtedness entered into for purposes of leverage. The Fund may invest an unlimited amount of its assets in foreign securities that are denominated in U.S. dollars or foreign currencies. The Fund will seek to dynamically adjust and hedge its duration depending on the market opportunities available. Under normal circumstances, the dollar-weighted average portfolio duration of the Fund will generally range between zero and seven years.

Primary investment objective is to provide current income. The Fund's secondary objective is capital appreciation.

The Fund seeks to achieve its investment objectives by investing, under normal market conditions, a majority of its assets in a diversified portfolio of U.S. and foreign (including emerging markets) high-yield corporate fixed-income securities of varying maturities that are rated below-investment grade at the time of purchase.

Both funds have an investment objective which includes high current income and capital appreciation. With respect to strategy, both Funds invest in high-yield corporate fixed income securities that are rated below-investment grade.

Abrdn will manage the Combined Fund pursuant to the investment strategies of the Acquiring Fund and therefore performance of the Surviving Fund will be historically reported and maintained going forward.

Based on the above factors, abrdn has determined that ACP is the legal, performance and accounting survivor of the reorganization.

Abrdn Total Dynamic Dividend Fund (“AOD”) and First Trust Specialty Finance and Financial Opportunities Fund (“FGB”)

Factor in Determining Accounting Survivor	Surviving Fund – AOD	Target Fund – FGB	Determination
Identity of the Investment Adviser and Portfolio Management Team	abrdn	First Trust	The combined Fund will be managed by the abrdn portfolio managers of AOD.
Net Asset Size as of September 29, 2023 ($m)	$927.2	$57.4	The Target Fund has lower AUM, the Surviving Fund’s strategy will be followed post-merger.
Expense Structure

Expense ratio, net of fee waiver, excluding interest expense is 1.14%

The Adviser receives an annual investment advisory fee of 1.00% based on the Fund’s average daily managed assets, computed daily and payable monthly. “Managed Assets” means total assets of the Fund, including any form of investment leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities), (ii) the issuance of preferred stock or other similar preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the Fund’s investment objectives and policies, and/or (iv) any other means.

The Expense Limitation Agreement limits the total ordinary operating expenses of the Fund (excluding any leverage costs, interest, taxes, brokerage commissions, and any non-routine expenses) from exceeding 1.14% of the average daily net assets of the Fund on an annualized basis.

Total expense ratio 1.59%

First Trust is entitled to a monthly fee calculated at an annual rate of 1.00% of the Fund’s Managed Assets." Managed Assets” means the total asset value of the Fund minus the sum of the Fund’s liabilities other than the principal amount of borrowings, if any.

			The Target Fund has higher expenses and the Surviving Fund expense structure will continue post-merger.

Investment Objectives; Policies; Restrictions Portfolio Composition

The Fund’s primary investment objective is to seek high current dividend income. The Fund also focuses on long-term growth of capital as a secondary investment objective.

The Fund combines four research-driven investment strategies – growth, value, special dividends and dividend capture rotation – to maximize the amount of distributed dividend income and to identify companies globally with the potential for dividend increases and capital appreciation. The Fund uses a multi-cap, multi-sector, multi-style approach to invest in the securities of issuers of any capitalization level (small, mid or large) and in any sector of industry. The Fund invests at least 80% of its net assets plus amounts borrowed for investment purposes in equity securities, primarily common stocks, issued by domestic and foreign companies whose equity securities are readily traded on an established U.S. or foreign securities market and pay dividends.

The primary investment objective of the Fund is to seek a high level of current income. As a secondary objective, the Fund seeks an attractive total return.

The Fund pursues its investment objectives by investing, under normal market conditions, at least 80% of its Managed Assets in a portfolio of securities of specialty finance and other financial companies that the Fund's Sub-Advisor believes offer attractive opportunities for income and capital appreciation. Under normal market conditions, the Fund concentrates its investments in securities of companies within industries in the financial sector. "Managed Assets" means the total asset value of the Fund minus the sum of its liabilities, other than the principal amount of borrowings.

Both funds seek current income with a secondary objective of capital appreciation or long-term growth of capital. Target Fund invests in specialty finance and other financial companies. AOD invests at least 80% of its assets in equity securities. AOD uses dividend capture, value and growth strategies.

Abrdn will manage the Combined Fund pursuant to the investment strategies of the Acquiring Fund and therefore performance of the Surviving Fund will be historically reported and maintained going forward.

Based on the above factors, abrdn has determined that AOD is the legal, performance and accounting survivor of the reorganization.